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                             October 28, 2021

       Qimin Zhou
       Chief Financial Officer
       China Eastern Airlines Corporation Limited
       5/F, Block A2, Northern District, CEA Building
       36 Hongxiang 3rd Road, Minhang District, Shanghai
       The People   s Republic of China

                                                        Re: China Eastern
Airlines Corporation Limited
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2020
                                                            Filed April 28,
2021
                                                            File No. 001-14550

       Dear Mr. Zhou :

              We have reviewed your October 15, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       September 17, 2021 letter.

       Response Letter Dated October 15, 2021

       Form 20-F for the Fiscal Year Ended December 31, 2020

   1. We note your response to prior comment 1 regarding the indirect consequences of climate-related
regulation or business trends. Your response appears to focus on industry trends and steps you
have taken with regards to the environmental impact of your
                                                        greenhouse gas
emissions, but does not address the items noted in our comment. Expand your revised disclosure
to address our prior comment, including the effect of climate change on the demand
for your services and reputational risks resulting from operations that produce greenhouse
gas emissions (in addition to the risk arising from non-
                                                        compliant carbon
emissions).
 Qimin Zhou
China Eastern Airlines Corporation Limited
October 28, 2021
Page 2
2. The revised disclosure provided in response to prior comment 2 appears to primarily discuss transition risks related to evolving laws and regulations. Tell us how you considered expanding your disclosures to address other transition risks related to climate change and the effect they will have on you, such as changes in customer behavior, advances in technology, and market trends specific to the aviation industry.
3. The revised disclosure provided as part of your response to prior comment 3 states that there are no material litigation risks related to climate change. Please provide us with additional support for this statement and tell us how you considered addressing the risks associated with the possibility of litigation related to climate-change and its potential impact.
4. Your response to prior comment 4 does not appear to address costs necessary to comply with laws or regulations related to climate-change. Please tell us about such costs and quantify the amounts you have incurred.
      You may contact Wei Lu, Staff Accountant at (202) 551-3725 or Ethan Horowitz,
Accounting Branch Chief at (202) 551-3311, if you have questions regarding the comments.



FirstName LastNameQimin Zhou                          Sincerely,
Comapany NameChina Eastern Airlines Corporation Limited
                                                      Division of Corporation
Finance
October 28, 2021 Page 2                               Office of Energy &
Transportation
FirstName LastName